Filed Pursuant to Rule 433
Registration No. 333-202413
October 1, 2015
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated October 1, 2015)

Issuer:	The Southern Company
Security:	Series 2015A 6.25% Junior Subordinated Notes due October 15, 2075
Format:	SEC Registered
Trade Date:	October 1, 2015
Expected Settlement Date:	October 8, 2015 (T+5)
Listing:	Intend to apply to list on the New York Stock Exchange; if approved for listing, trading expected to begin within 30 days of issuance
Expected Ratings:*	Baa2 (Negative)/BBB (Negative)/BBB+ (Rating Watch Negative) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$875,000,000
Over-allotment Option:
Underwriters’ option to purchase, and settle concurrently on the Settlement Date, up to an additional $125,000,000 principal amount of the Series 2015A 6.25% Junior Subordinated Notes due October 15, 2075 from the Issuer, at the Purchase Prices set forth below

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof
Initial Public Offering Price:	$25.00 per security
Purchase Prices:	$24.2125 per security (for sales to non-institutions)
$24.50 per security (for sales to institutions)
Maturity Date:	October 15, 2075
Coupon:	6.25%
Optional Deferral:	Up to 40 consecutive quarterly periods per deferral
Optional Redemption:	Redeemable, in whole or in part, on or after October 15, 2020 at 100% of the principal amount, plus any accrued and unpaid interest
Call for Tax Event:	Prior to October 15, 2020, at any time at 100% of the principal amount, plus any accrued and unpaid interest
Call for Rating Agency Event:	Prior to October 15, 2020, at any time at 102% of the principal amount, plus any accrued and unpaid interest
Interest Payment Dates:	January 15, April 15, July 15 and October 15 of each year, beginning January 15, 2016
CUSIP/ISIN:	842587 206/US8425872061
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC
Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0776, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-800-584-6837, UBS Securities LLC toll-free at 1-888-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.